Exhibit 19

Policy title:	Insider Trading
Date effective:	February 2025

1. Purpose
This policy sets forth the policies of Pitney Bowes (collectively “Pitney Bowes” or the Company”) with respect to transactions in the Company’s securities by Pitney Bowes, directors of Pitney Bowes Inc. and employees while aware of material non-public information about the Company and all direct and indirect operations of the Company.

2. Scope
This policy applies to Pitney Bowes, the Pitney Bowes Board of Directors (the “Board”), and all employees within all operations worldwide.

3. Definitions
None.

4. Policy Statement
This policy statement is divided into three parts. Part I applies to all employees and the Board and describes the prohibition on insider trading. Part II imposes additional restrictions on individuals who have been informed in writing that the Chief Executive Officer (or his designee) has designated them as Restricted Persons. The Restricted Persons group includes Section 16 officers (as defined below), the Board, as well as certain employees, due to the nature of their work at Pitney Bowes. Part III applies to Pitney Bowes.

Part I. All Employees and the Board
Pitney Bowes expects all employees and directors to guard against the misuse of confidential information in securities trading and to comply fully with the laws prohibiting insider trading and tipping. This also applies to family members or domestic partners who share the same address as, or who are financially dependent upon an employee or director, family members or domestic partners who are directed by the employee or director or subject to the employee or director’s influence or control, and any corporations, partnerships, trusts, or other entities owned or controlled by the employee or director, or by family members or domestic partners who share the same address as, or who are financially dependent upon, such employee or director.

“Insider trading” is transacting in the Company’s securities, including making any offer to purchase or offer to sell or giving any gift of the Company’s securities, while in the possession of material, non-public information. “Tipping” is directly or indirectly encouraging transactions by others of the Company’s securities, in each case, while aware of material, non-public information about the Company.
Information is considered “material” if there is a substantial likelihood a reasonable investor would consider it important in deciding whether to buy, sell, or retain a security. Material information may be either good or bad and is not limited to financial information. Some examples of inside information may include: Company earnings forecasts, “guidance,” potential acquisitions, divestitures, asset sales, facility closures, information relating to major litigation, joint ventures, price increases or decreases, shipment volumes, major business interruptions, labor contracts, capital expenditure forecasts, major new products, major new or lost customers or contracts, stock repurchase programs, issuance of securities (public or private placement), tender offers, creation of a direct financial obligation, dividend changes, senior management changes and changes in auditors.

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” the information must be widely disseminated in a manner making it generally available to the investing public with enough time for the investing public to absorb the information fully. Information is generally considered “public” one full trading day after there has been an announcement of the information by Pitney Bowes through appropriate channels, such as an announcement through the internet, television, news wire services, a publicly available Securities and Exchange Commission filing, or in a document like an annual report or prospectus. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient even when the information is accurate.

This policy also applies to instances where an employee or director transacts in the securities of other companies, which are Pitney Bowes customers, distributors, vendors, or suppliers, or firms with which Pitney Bowes may be negotiating a major transaction and such transacting individual is aware of material, non-public information about such other company as a result of the person’s employment or relationship with Pitney Bowes.

Insider trading and tipping are serious offenses that can result in civil and criminal penalties. Although the law governing insider trading is U.S.-based, it applies to Pitney Bowes employees worldwide.

A. Short-Term Speculative Trading Prohibited

Employees and directors are prohibited from engaging in short-term, speculative (“in and out”) transactions in Pitney Bowes securities, as well as hedging and other derivative transactions with respect to Pitney Bowes securities (other than transactions in employee stock options). These prohibited transactions are characterized by short sales, “put” or “call” options, swaps, collars or similar derivative transactions. Such transactions by Pitney Bowes employees and directors can create the appearance of impropriety and may become the subject of investigative action by the Securities and Exchange Commission or another regulatory authority, in the event of any unusual activity in the stock or the stock price performance.

B. Covered Transactions
The following transactions are prohibited (1) when an individual is aware of material non-public information, (2) for Restricted Persons and Related Parties (as defined below), during a Blackout Period (defined below) or (3) for Restricted Persons and Related Parties, when an Allowable Transaction Period (defined below) is not in effect:

1. Purchasing or selling Pitney Bowes securities in the open market (including through a broker).
2. Exercising employee stock options where all or a portion of the acquired stock is immediately sold.
3. Making additional cash investments under the Company’s Dividend Reinvestment Plan.
4. Switching existing balances into or out of Pitney Bowes stock in the Company’s 401(k) Plan.
5. Switching existing balances out of Pitney Bowes phantom stock units in the Company’s Deferred Incentive Savings Plan.
6. Gifting Pitney Bowes securities to an individual or a philanthropic contribution to a 501(c)(3) or similar organization (unless the donor has received written confirmation that the recipient will not sell the shares during the current Blackout Period).
7. Transferring Pitney Bowes securities to or from a trust to the extent that the transfer will result in a change in beneficial ownership of the securities.

C. Exempted Transactions
The following transactions are acceptable even when aware of material non-public information, during Blackout Periods or when an Allowable Trading Period is not in effect. Note that pre-clearance is required for Restricted Persons and Related Parties (as defined below):

1. Exercising stock options, either on a “cash for stock” or “stock for stock” basis, where no Pitney Bowes stock is sold to fund the option exercise.
2. Matching contributions in Pitney Bowes stock in the Pitney Bowes 401(k) and 401(k) Plus Plans.
3. Regularly reinvesting dividends under the Dividend Reinvestment Plan.
4. Transferring Pitney Bowes securities to or from a trust (including a Grantor Retained Annuity Trust) to the extent that the transfer does not result in a change in beneficial ownership of the securities.
5. Regularly continuing purchases of Pitney Bowes stock through Pitney Bowes’ ESPP.
6. Transacting pursuant to properly approved Rule 10b5-1 Plans (see Part II.C).
7. Any transaction specifically approved in advance by the General Counsel, except if the transaction is made by a Section 16 officer or a director, in which case the transaction must be specifically approved in advance by the Board.

Questions regarding the prohibition on insider trading or concerning this policy may be directed to the Executive Vice President, General Counsel (the “General Counsel”) or, if he or she is unavailable, such person’s designee.

Part II. Restricted Persons
Part II of this policy applies to the Board, Section 16 officers and to certain employees who have been notified of their designation as a Restricted Person. The policy statements and prohibitions set forth in Part I of this policy apply to all Restricted Persons. The provisions of Part II will govern to the extent that any requirement set forth in Part II conflicts with or is more restrictive than the requirements set forth in Part I.

“Section 16 officer” means the Company’s president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board. Officers of the Company’s subsidiaries shall also be deemed officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.

A. Pre-clearance of Transactions in Pitney Bowes Stock

All Restricted Persons and Related Parties (as defined below) must pre-clear any planned transactions (including gifts) in Company securities, as described below:

1. Who must pre-clear:
· Restricted Persons; and,

· Related Parties, which is defined as: (A) family members or domestic partners who share the same address as, or who are financially dependent upon, a Restricted Person (B) family members or domestic partners who are directed by the Restricted Person or subject to the Restricted Person’s influence or control, and (C) all corporations, partnerships, trusts or other entities owned or controlled by either the Restricted Person, family members or domestic partners who share the same address as, or who are financially dependent upon, a Restricted Person.

2. When pre-clearance is required:
· Any time a Restricted Person or a Related Party transacts in Pitney Bowes securities, including transactions in the “Exempted Transactions” list in Part I.C above.

· Any time a Restricted Person or a Related Party exercises employee stock options where all or a portion of the acquired stock is immediately sold.

· Any time a Restricted Person or a Related Party makes a gift of Pitney Bowes securities (including estate planning, transfers to trusts, or other tax planning and related transactions).

3. Where to pre-clear:
Please contact the General Counsel or, if he or she is unavailable, the General Counsel’s designee.
It is expected that any planned transaction will be executed within 48 hours of receiving clearance from the General Counsel or their designee. If additional time elapses, another pre-clearance will be required since circumstances may have changed over that time-period. If the person requesting pre-clearance acquires material, non-public information concerning the Company prior to executing the transaction, such transaction may not be executed.

If a proposed transaction is not approved under the pre-clearance policy, the person requesting pre-clearance should refrain from initiating any transaction in Company securities and should not inform anyone within or outside of the Company of the restriction.

B. Allowable Trading Periods

· Trading in Pitney Bowes securities is permitted only during an Allowable Trading Period (as defined below), provided that the Restricted Person or a Related Party is not in possession of material, non-public information.
· Each quarter, the allowable trading period commences one full market trading day following the public announcement of the Company’s earnings and continues for a period of forty (40) calendar days (the “Allowable Trading Period”). All Restricted Persons will receive on a quarterly basis a schedule reflecting the dates of the Allowable Trading Periods based upon the planned earnings release dates for the year.
· There may also be times during the quarterly Allowable Trading Periods when material information exists, which for business or legal reasons is not available for public disclosure. Consequently, transacting in Company securities during such times would be inappropriate for Restricted Persons or any Related Party (a “Blackout Period”). It is, therefore, important for Restricted Persons to notify the General Counsel, or, if he or she is unavailable, their designee, in advance of executing any transaction. Restricted Persons may not be aware there is an unscheduled Blackout Period, so pre-clearance is required.

C. Restricted Person 10b5-1 Plans:

Restricted Persons may enter into (or modify, including terminations) trading arrangements under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), solely with the prior written consent of the General Counsel. Such plans must meet the applicable requirements of Rule 10b5-1 under the Exchange Act.
Transactions executed pursuant to a properly approved Rule 10b5-1 Plan are not subject to preclearance requirements under this Policy.

D. Margin Accounts

The Company’s directors and executive officers are prohibited from holding Company securities in a margin account unless all Company securities held in such account are blocked from being margined or pledged as collateral.

Part III. Pitney Bowes
Part III of this policy applies to Pitney Bowes and covers transactions by the Company in the Company’s securities. From time to time, Pitney Bowes may engage in transactions in its own securities. It is Pitney Bowes’ policy to comply with all applicable securities and state laws (including appropriate approvals by the Board or appropriate committee, if required) when engaging in transactions in Pitney Bowes’ securities.

5. Compliance and Enforcement Responsibilities:
All employees have responsibility for promptly reporting violations of this policy. All managers have responsibility for ensuring their personnel participate in the Company’s training on insider trading. The Vice President, Deputy General Counsel is responsible for maintaining this policy.
Violations of this policy must be reported to any attorney in the Legal Department, the General Counsel or their designee, or, if they are unavailable, the Global Ethics Office. All reports of alleged violations of this policy will be investigated. Violations of this policy may result in disciplinary action including termination, and/or civil and criminal prosecution.